Exhibit 99.1

Wix Furthers its Strategic Alliance with Google Cloud; Choosing G Suite as its
Exclusive Cloud Productivity Offering

NEW YORK, Feb. 14, 2018 /PRNewswire/ -- Leading web development platform Wix.com Ltd. (Nasdaq: WIX) has chosen G Suite, the cloud-native, intelligent productivity and collaboration apps from Google, as its exclusive cloud productivity offering for its users. The decision further strengthens the strategic alliance between Google Cloud and Wix.

As small businesses and organizations increasingly move their operations online, owners and employees need cloud-based productivity tools such as email, document management and storage, to communicate and collaborate. Wix continues to offer G Suite to its global registered user base of over 120 million, fulfilling these needs and increasing the value of the Wix platform.

Wix grew its relationship with Google throughout the last year by expanding the breadth of products it utilizes including G Suite, Google Cloud Platform, Google Maps API, YouTube and AdWords.

"We consistently strive to deliver the best products and services to our users, and pride ourselves on anticipating the features and functionality that they will need for success. Integration with G Suite is a benefit to the businesses of our users, and marks our continued relationship with the Google team," said Omer Shai, CMO at Wix.

Yuval Dvir, Head of Online Partnerships from Google Cloud added, "We are delighted to be part of Wix's growth and we will continue to help SMBs get the best of Google Cloud as part of our strategic partnership with Wix."

About Wix.com Ltd.

Wix is leading the way with a cloud-based development platform for over 122 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, a highly curated App Market, and Wix Code enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, Berlin, Dnipro, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo and Vilnius.

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Media:
Matt Rosenberg
pr@wix.com
+1 917 837 0475